CANNEX CAPITAL HOLDINGS INC.

ADVANCE NOTICE POLICY

Adopted by the Board of Directors on August 21, 2018

INTRODUCTION

Cannex Capital Holdings Inc. (the “Company”) is committed to: (i) facilitating an orderly and efficient process for the election of directors at annual general and special meetings; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all director nominees; and (iii) allowing shareholders to make an informed vote after having been afforded reasonable time for appropriate deliberation.

The purpose of this Advance Notice Policy (the “Policy”) is to provide shareholders, directors and management of the Company with a clear framework respecting the nomination of persons for election as directors. This Policy establishes a deadline by which holders of record of common shares of the Company must submit nominations for election of directors prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in a written notice to the Company in order for a nominee to be eligible for election as a director.

It is the position of the board of directors (the “Board”) of the Company that this Policy is in the best interests of the Company, its shareholders and other stakeholders. This Policy will be subject to review by the Board from time to time, and may be amended by majority vote of the Board for purposes of, among other things, complying with the requirements of applicable securities regulatory authorities or stock exchanges, or so as to meet industry or good governance standards.

NOMINATION OF DIRECTORS

1.

Only persons who are eligible under the Business Corporations Act (British Columbia) (the “Act”) and who are nominated in accordance with the following procedures will be eligible for election as directors of the Company. Nominations of persons for election to the board of directors of the Company may be made at any annual general meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:

(a)	by or at the direction of the Board or an authorized officer of the Company, including pursuant to a notice of meeting;

(b)

by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the Act or pursuant to a requisition of the shareholders made in accordance with the Act; or

(c)	by any person (a “Nominating Shareholder”):

(i)

who, at the close of business on the date of the giving of notice provided for below in this Policy and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and

(ii)	who complies with the notice procedures set forth below in this Policy.

2.

In addition to any other requirements under applicable laws, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof (in accordance with paragraph 3 below) in proper written form (in accordance with paragraph 4 below) to the Corporate Secretary of the Company in accordance with paragraph 7.

3.	To be timely, a Nominating Shareholder’s notice to the Corporate Secretary must be made:

(a)

in the case of an annual general meeting of shareholders (“AGM”), not less than 30 days or more than 65 days prior to the date of the AGM; provided, however, that in the event that the AGM is to be held on a date that is less than 50 days after the date on which the first Public Announcement (as defined in paragraph 6 of this Policy) of the date of the AGM was made (the “Notice Date”), notice by the Nominating Shareholder may be made not later than the close of business on the tenth day following the Notice Date; and

(b)

in the case of a special meeting of shareholders (which is not also an AGM) called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth day following the day on which the first Public Announcement of the date of the special meeting of shareholders was made.

In the event of an adjournment or postponement of a meeting of shareholders or the announcement thereof, any reference to the date of the AGM or special meeting in this paragraph 3 will be deemed to refer to the date of the adjourned or postponed meeting.

4.	To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary must set forth:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director:

(i)	the name, age, business address, and residential address of the person;

(ii)

the current principal occupation, business or employment of the person, the name and principal business of any company in which such employment is carried on, and similar information as to all the principal occupations, businesses or employments within the five preceding years;

(iii)

the class or series and number of shares in the capital of the Company which are directly or indirectly controlled or directed or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date will then have been made publicly available and will have occurred) and as of the date of such notice;

(iv)

any relationships, agreements or arrangements, including financial, compensation and indemnity related relationships, agreements or arrangements, between the nominee or any of its affiliates and the Nominating Shareholder, any person acting jointly or in concert with the Nominating Shareholder or any of their respective affiliates;

(v)	confirmation that the person meets the qualifications of directors set out in the Act; and

(vi)

any other information relating to the person that would be required to be disclosed in a proxy circular or a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined in paragraph 6 of this Policy) (including such person’s written consent to being named in the proxy circular as a nominee and to serving as a director if elected); and

(b)

as to the Nominating Shareholder giving the notice, (i) full particulars regarding any proxy, contract, agreement, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Company, (ii) the class or series and number of shares of the Company which are controlled, directly or indirectly, or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date will then have been made publicly available and will have occurred) and as of the date of such notice, and (iii) any other information relating to such Nominating Shareholder that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

5.

No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Policy; provided, however, that nothing in this Policy will be deemed to preclude discussion by a shareholder or proxy holder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act or the discretion of the chair of the meeting. The chair of the meeting will have the power and duty to determine whether a nomination was made in accordance with the procedures of this Policy and, if any proposed nomination is not in compliance with this Policy, to declare that such defective nomination will be disregarded. A duly appointed proxy holder of a Nominating Shareholder will be entitled to nominate at a meeting of shareholders the directors nominated by the Nominating Shareholder, provided that all of the requirements of this Policy have been satisfied.

6.	For the purposes of this Policy:

(a)

“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each relevant province and territory of Canada and all applicable securities laws in the United States;

(b)	“business day” means a day other than a Saturday, Sunday or statutory holiday in British Columbia; and

(c)

“Public Announcement” will mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

7.

Notwithstanding any other provision of this Policy, notice given to the Corporate Secretary pursuant to this Policy may only be given by personal delivery or by facsimile transmission (at such contact information as set out on the Company’s issuer profile on SEDAR), and will be deemed to have been made and given only at the time it is served by personal delivery to the Corporate Secretary at the principal executive offices of the Company or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication will be deemed to have been made on the subsequent day that is a business day.

8.	Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this Policy.

EFFECTIVE DATE

This Policy was approved and adopted by the Board on August 21, 2018 (the “Effective Date”) and is and will be effective and in full force and effect in accordance with its terms and conditions from and after such date. Notwithstanding the foregoing, if this Policy is not approved by ordinary resolution of the holders of Company’s common shares present in person or voting by proxy at the next meeting of those shareholders validly held following the Effective Date, then this Policy will terminate and be void and of no further force and effect following the termination of such meeting of shareholders.

GOVERNING LAW

This Policy will be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.